SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock:  530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530307 107 (LBRDA) 530307 206 (LBRDB)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Common Stock: 291,930 (1), (2), (3) Series B Common Stock: 2,336,663 (1), (4)

	8	Shared Voting Power Series A Common Stock: 8,689 (5) Series B Common Stock: 27,171 (5)

	9	Sole Dispositive Power Series A Common Stock: 291,930 (1), (2), (3) Series B Common Stock: 2,336,663 (1), (4)

	10	Shared Dispositive Power Series A Common Stock: 8,689 (5) Series B Common Stock: 27,171 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 300,619 (1), (2), (3), (5) Series B Common Stock: 2,363,834 (1), (4), (5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: 1.2% (6) Series B Common Stock: 95.8% (6)

14	Type of Reporting Person IN

(1) Includes 25,444 shares of Series A Common Stock and 57,641 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(2) Includes 153,226 shares of Series A Common Stock pledged to Fidelity Brokerage Services, LLC (“Fidelity”) and 25,444 shares of Series A Common Stock pledged to Bank of America (“B of A”) in connection with margin loan facilities extended by Fidelity and B of A.

(3)  Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 50,760 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(4)  Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(5) Includes 8,689 shares of Series A Common Stock and 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone retains the right to substitute assets held by the Trusts and disclaims beneficial ownership of the shares held by the Trusts.

(6) For purposes of calculating the beneficial ownership of the Reporting Person, the total number of shares of Series A Common Stock outstanding was 26,118,270 and the total number of shares of Series B Common Stock outstanding was 2,468,493, in each case, on November 4, 2014 immediately following the Distribution (as defined herein), as reported by the Issuer in Amendment No. 3 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on December 1, 2014.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 47.1% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act (as defined herein). See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

Item 1.                                                         Security and Issuer.

John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Broadband Corporation, a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)                               Series A common stock, par value $0.01 per share (“Series A Common Stock”); and

(b)                                Series B common stock, par value $0.01 per share (“Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive officers are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership of shares of Common Stock pursuant to a pro-rata distribution of Common Stock (the “Distribution”) made by the Issuer’s former parent company, Liberty Media Corporation (“Liberty”), to holders of its common stock. As a result of the Distribution, the Issuer became an independent, publicly traded company and the Series A Common Stock and Series B Common Stock were registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Distribution was effected by means of a dividend pursuant to which, on November 4, 2014, (i) each holder of a share of Liberty’s Series A common stock as of 5:00 p.m. New York City time on October 29, 2014, the record date for the Distribution (the “record date”), received one-fourth of a share of Series A Common Stock and (ii) each holder of a share of Liberty’s Series B common stock on the record date received one-fourth of a share of Series B Common Stock, in each case with cash issued in lieu of fractional shares. Following the Distribution, Mr. Malone beneficially owned 300,619 shares of Series A Common Stock and 2,363,834 shares of Series B Common Stock. In the Distribution, shares of the Issuer’s Series C common stock, par value $0.01 per share (“Series C Common Stock”), were also registered under the Exchange Act and issued in the Distribution, such that each holder of a share of Liberty’s Series C common stock on the record date received one-fourth of a share of Series C Common Stock, with cash issued in lieu of fractional shares. Although Mr. Malone received shares of Series C Common Stock in the Distribution, such shares are not reported on this Statement, as the Series C Common Stock does not have any voting powers except as required under Delaware law.

Pursuant to Rule 13d-3 under the Exchange Act, this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock.  By its terms, each share of Series B Common Stock is convertible into one share of Series A Common Stock at the option of the holder.  Shares of Series A Common Stock are not convertible.  The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer.  The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

Item 2.                                                         Identity and Background.

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.  Mr. Malone is Chairman of the Board and a director of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement in the Distribution.

Item 4.                                                         Purpose of the Transaction.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement in the Distribution.  Mr. Malone is Chairman of the Board and a director of the Issuer.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of shares of Common Stock.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.                                                         Interest in Securities of the Issuer.

(a) - (b) As a result of the Distribution, Mr. Malone beneficially owns (i) 300,619 shares of Series A Common Stock (including (A) 25,444 shares held by his wife as to which he disclaims beneficial ownership, (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 50,760 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership, and (C) 8,689 shares held by the

Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 1.2% of the outstanding shares of Series A Common Stock, and (ii) 2,363,834 shares of Series B Common Stock (including (A) 57,641 shares held by his wife, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by the CRT and (C) 27,171 shares held by the Trusts, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 95.8% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 26,118,270 shares of Series A Common Stock and 2,468,493 shares of Series B Common Stock, in each case, outstanding as of November 4, 2014 immediately following the Distribution, as reported by the Issuer in Amendment No 3. to its Registration Statement on Form S-1 filed with the SEC on December 1, 2014 and as calculated pursuant to Rule 13d-3 of the Exchange Act.  Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.1% of the voting power with respect to the general election of directors of the Issuer.

Mr. Malone, and, to his knowledge, his wife each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 8,689 shares of Series A Common Stock and 27,171 shares of Series B Common Stock, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)                                  Except as provided in this Statement, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Of the shares of Common Stock beneficially owned by Mr. Malone, 153,226 shares of Series A Common Stock and 2,300,000 shares of Series C Common Stock are pledged to Fidelity Brokerage Services, LLC (“Fidelity”) and 25,444 shares of Series A Common Stock and 2,507,078 shares of Series C Common Stock are pledged to Bank of America (“B of A”) in connection with margin loan facilities extended by Fidelity and B of A.

Item 7.                                                         Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2015

/s/ John C. Malone
John C. Malone